SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock MuniVest Fund, Inc.

(Name of Subject Company (Issuer))

BlackRock MuniVest Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

09253R105

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock MuniVest Fund, Inc.

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

January 22, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by BlackRock MuniVest Fund, Inc., a Maryland corporation (the “Fund”), to repurchase 2.5% of its issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the Shares are traded, on the next day the NAV is calculated after the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2025 (the “Original Offer to Purchase”), the Supplement No. 1 to the Original Offer to Purchase, dated January 22, 2025 (the “Supplement No. 1” and together with the Original Offer to Purchase, the “Offer to Purchase”), and in the related Letter of Transmittal which are filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Original Offer to Purchase, as supplemented by the Supplement No. 1, and the related Letter of Transmittal is incorporated herein by reference in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is BlackRock MuniVest Fund, Inc., a diversified closed-end management investment company organized as a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The telephone number of the Fund is (800) 882-0052.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share. As of January 14, 2025, there were 60,313,687 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the NYSE. For information on the high and low sales prices for the Shares in the principal market for each quarter during the past two years, see Section 10, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) The Fund is the filing person. BlackRock Advisors, LLC acts as the investment adviser for the Fund (the “Investment Advisor”). The Investment Advisor, located at 100 Bellevue Parkway, Wilmington, Delaware 19809, is a wholly owned subsidiary of BlackRock, Inc. The members of the Fund’s Board of Directors are Cynthia L. Egan, Lorenzo A. Flores, Stayce D. Harris, J. Phillip Holloman, R. Glenn Hubbard, W. Carl Kester, Catherine A. Lynch, Arthur P. Steinmetz, Robert Fairbairn and John M. Perlowski (each, a “Director”). The principal executive officer and principal financial and accounting officer of the Fund are John M. Perlowski and Trent Walker, respectively. The Directors and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Certain Information about the Fund” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Fund”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Directors and Officers; Transactions and Arrangement Concerning the Shares”

•	“Certain Information about the Fund”

•	“Certain U.S. Federal Income Tax Consequences

•	“Amendments; Extensions of Repurchase Period; Termination”

•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer,” “Plans or Proposals of the Fund,” “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information about the Fund” is incorporated herein by reference. As described in the Supplement No. 1, on January 20, 2025, the Fund and the Investment Advisor entered into a standstill agreement (the “Saba Standstill Agreement”) with Saba Capital Management, L.P. (“Saba”). During the effective period of the Saba Standstill Agreement, Saba, the Fund and the Investment Advisor agreed to be bound by the terms of such agreement, which include an agreement by Saba to (1) abide by certain customary standstill covenants, and (2) vote its Shares, if any, in accordance with the recommendation of the Fund’s Board on all matters submitted to shareholders. The Saba Standstill Agreement will remain in effect until the day following completion of the Fund’s 2027 annual meeting of shareholders or August 31, 2027, whichever is earlier, unless the agreement is terminated earlier by the parties. A copy of the Saba Standstill Agreement is included as Exhibit (d)(5) to this Schedule TO.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase. The information set forth in the Offer to Purchase under “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Fund dated July 31, 2024 and the schedule of investments of the Fund dated July 31, 2024, both filed with the SEC on EDGAR on Form N-CSR on October 3, 2024, are incorporated by reference.

(b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated January 22, 2025, is filed herewith.

(a)(1)(ii)	Supplement No. 1 to Offer to Purchase, dated January 22, 2025, is filed herewith.

(a)(1)(iii)	Form of Letter of Transmittal is filed herewith.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on January 2, 2025 is incorporated by reference to the Fund’s Schedule TO-C, as filed with the Commission on January 2, 2025.

(b)	None.

(d)(1)

Terms and Conditions of Automatic Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to the Fund’s Registration Statement on Form N-2 (File No. 333-05611), as filed with the Commission on July 9, 2004.

(d)(2)

Form of Investment Advisory Agreement between the Fund and BlackRock Advisors, LLC, dated September 8, 1988, is incorporated by reference to Exhibit (g) to the Fund’s Registration Statement on Form N-2 (File No. 333-05611), as filed with the Commission on July 9, 2004.

(d)(3)

Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Credit Strategies Fund (File No. 333-227456), as filed with the Commission on January 16, 2019.

(d)(4)

Discount Management Program Standstill Agreement among the Fund, Karpus Management, Inc. and BlackRock Advisors, LLC, dated May 3, 2024 is incorporated by reference to Exhibit (d)(4) of the Fund’s Tender Offer Statement on Schedule TO (File No. 005-84566), as filed with the Commission on July 22, 2024.

(d)(5)

Standstill Agreement among the Fund, Saba Capital Management, L.P., and BlackRock Advisors, LLC, dated as of January 20, 2025, is incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, as filed with the Commission on January 21, 2025.

(g)	None.

(h)	None.

Item 12(c).	Filing Fees

Filing Fee Exhibit

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock MuniVest Fund, Inc.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: January 22, 2025

Exhibit Index

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated January 22, 2025

(a)(1)(ii)	Supplement No. 1 to Offer to Purchase, dated January 22, 2025

(a)(1)(iii)	Form of Letter of Transmittal

Filing Fee Exhibit